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   EXHIBIT 99.3 COVER LETTER TO ACCOMPANY PROSPECTUS DELIVERY TO SHAREHOLDERS



                                     [LOGO]
                             OHIO STATE BANCSHARES



July 24, 2002


Dear Shareholder:


I am pleased to tell you that the Board of Directors of Ohio State Bancshares, Inc. has authorized a 44,000 share common stock offering to its current shareholders. The offering will permit the Company and its subsidiary, The Marion Bank, to continue to maintain a strong equity position and facilitate the continued safe and sound growth of the organization.

As a current shareholder, you have the right to buy .3014 shares of our common stock for every share you owned as of July 18, 2002. If you fully exercise your rights, you will maintain your pro-rata ownership in the Company, assuming the offering is fully subscribed. In addition, you may subscribe for additional shares.

A Prospectus is enclosed which describes in detail the terms of the offering. We urge you to review the Prospectus carefully. Along with the Prospectus, you will find enclosed two types of Subscription Agreements.

         RIGHTS OFFERING SUBSCRIPTION AGREEMENT

         To exercise all or a portion of your pre-emptive rights, please follow the instructions contained in the Prospectus carefully, and RETURN THE RIGHTS OFFERING SUBSCRIPTION AGREEMENT, TOGETHER WITH YOUR CHECK IN FULL PAYMENT, IN THE ENCLOSED SELF-ADDRESSED ENVELOPE BY AUGUST 28, 2002.

         COMMUNITY OFFERING SUBSCRIPTION AGREEMENT

         To subscribe for additional shares, please complete the COMMUNITY OFFERING SUBSCRIPTION AGREEMENT and return it, along with your check in full payment, in the enclosed self-addressed envelope. THE CLOSING DATE FOR THE COMMUNITY OFFERING IS NOVEMBER 27, 2002.

I believe this common stock offering presents the opportunity for you to increase your participation in what your Board of Directors and I believe will be continued successful growth of the Company. Again, please read the enclosed Prospectus carefully and I hope that you will choose to invest. If you have any questions regarding the subscription process, please feel free to contact either Cindy Sparling or myself.


Very truly yours,




Gary E. Pendleton
President and CEO
Enclosures